NEWS RELEASE

RepliCel Announces Closing of Non-brokered Private Placement

Not for distribution to U.S. Newswire Services or for dissemination in the United States
VANCOUVER, BC, CANADA – March 14, 2023 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing novel, next-generation injection technologies as well as regenerative medicine products in aesthetics and orthopedics, is pleased to announce that it has completed its previously announced non-brokered private placement (the “Offering”), as described in its News Release dated January 26, 2023, pursuant to which it has issued an aggregate of 10,131,000 units (each, a “Unit”) at a price of $0.10 per Unit for gross proceeds of $1,013,100.  Each Unit consists of one common share in the capital of the Company (each, a “Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant is exercisable into one additional Share at a price of $0.20 per Share for a period of four years from the closing date.
The net proceeds from the sale of the Offering will be used for general working capital purposes.
The securities issued under the Offering, and the shares that may be issuable on exercise of the Warrants, are subject to a statutory hold period expiring four months and one day from the date of closing.
None of the securities sold in connection with the Offering will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
Each of Andrew Schutte, a director and officer of the Company, and Jamie Mackay, a 10% shareholder of the Company, participated in the Offering and each are considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each issuance is considered to be a “related party transaction” within the meaning of MI 61-101 but each issuance will be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the shares to be issued to each related party does not exceed 25% of the Company’s market capitalization.
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About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.
The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 has been the subject of successful safety and dose-finding clinical studies and is now the subject of its third clinical study evaluating efficacy for the treatment of male and female hair loss due to androgenetic alopecia. This ongoing study is being funded by Shiseido Company Limited pursuant to a license agreement which has now been terminated but is the subject of an arbitration regarding Shiseido’s rights to the product for Asia. RepliCel maintains the undisputed rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.
RepliCel has also developed a proprietary injection device (DermaPreciseTM) and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPrecise™ device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. Please visit replicel.com for additional information.
Notable Facts:
•	RepliCel’s three cell therapy products have now been tested in over 100 patients in four countries on three continents.
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RepliCel now has key strategic regional partners each of which are now investing heavily in the further clinical testing and development of RepliCel’s products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Andrew Schutte, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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